SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 6)*

Marketing Worldwide Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

57061T102
(CUSIP Number)

Vision Capital Advisors, LLC
20 West 55th Street, 5th Floor
New York, NY 10019
Attention: James Murray

Tel:  212.849.8237
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Page 1 of 9 pages

CUSIP No.:  57061T102

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Adam Benowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

0

	8.	SHARED VOTING POWER

5,001,013

	9.	SOLE DISPOSITIVE POWER

0

	10.	SHARED DISPOSITIVE POWER

5,001,013

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,001,013

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%

14.	TYPE OF REPORTING PERSON

IN

* Beneficial ownership information above is as of July 28, 2011, the filing date of this Schedule 13D/A.

Page 2 of 9 pages

CUSIP No.:  57061T102

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vision Capital Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

0

	8.	SHARED VOTING POWER

5,001,013

	9.	SOLE DISPOSITIVE POWER

0

	10.	SHARED DISPOSITIVE POWER

5,001,013

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,001,013

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%

14.	TYPE OF REPORTING PERSON

IA

* Beneficial ownership information above is as of July 28, 2011, the filing date of this Schedule 13D/A.

Page 3 of 9 pages

CUSIP No.:  57061T102

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vision Opportunity Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

0

	8.	SHARED VOTING POWER

See Item 5

	9.	SOLE DISPOSITIVE POWER

0

	10.	SHARED DISPOSITIVE POWER

See Item 5

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14.	TYPE OF REPORTING PERSON

CO

Page 4 of 9 pages

CUSIP No.:  57061T102

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vision Capital Advantage Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

0

	8.	SHARED VOTING POWER

See Item 5

	9.	SOLE DISPOSITIVE POWER

0

	10.	SHARED DISPOSITIVE POWER

See Item 5

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14.	TYPE OF REPORTING PERSON

PN

Page 5 of 9 pages

CUSIP No.:  57061T102

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

VCAF GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

0

	8.	SHARED VOTING POWER

See Item 5

	9.	SOLE DISPOSITIVE POWER

0

	10.	SHARED DISPOSITIVE POWER

See Item 5

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14.	TYPE OF REPORTING PERSON

OO

Page 6 of 9 pages

EXPLANATORY NOTE

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) is being filed with respect to the beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of Marketing Worldwide Corporation, a Delaware corporation (the “Company” or the “Issuer”).  This Amendment No. 6 amends and restates in its entirety Item 5 of the Schedule 13D (as amended) originally filed on October 10, 2007.

ITEM 5.   Interest in Securities of the Issuer.

(a)   As of July 28, 2011 (the filing date of this Schedule 13D/A), the Master Fund and VCAF collectively beneficially own 5,001,013 shares of Common Stock, representing 9.99% of all of the outstanding shares of Common Stock. As of June 6, 2011, the Master Fund and VCAF collectively beneficially owned 5,043,678 shares of Common Stock, representing 10.2% of all of the outstanding shares of Common Stock. The forgoing percentages are based on 49,663,848 shares of Common Stock outstanding as of May 16, 2011, as reported in the Issuer’s Form 10-Q filed on May 16, 2011.

(b)   The Reporting Persons have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 5,001,013 shares of Common Stock reported herein.

(c)   On June 6, 2011, the Master Fund and VCAF sold 34,734 shares and 10,266 shares at $0.026 per share on the open market, respectively.  Prior to the June 6, 2011 sales, the Reporting Persons had not effected any transactions with respect to the Issuer’s Common Stock since Amendment No. 5 to Schedule 13D was filed with the SEC on September 30, 2009 (“Amendment No. 5”).  However, due to the various issuances of Common Stock by the Issuer since the filing of Amendment No. 5, the Master Fund and VCAF’s beneficial ownership had decreased from 28.5% (as of August 6, 2009) to 10.2% (as of June 6, 2011) of all of the outstanding shares of the Issuer’s Common Stock.  On June 7, 2011, June 8, 2011 and July 12, 2011, the Reporting Persons engaged in the following transactions on the open market with respect to the Issuer’s Common Stock:

Vision Opportunity Master Fund, Ltd.

Transaction Date	Number of Shares	Price per Share	Type of Transaction
6/7/2011	115,780	$0.0247 (*)	Sale
6/8/2011	30,103	$0.0247 (†)	Sale
7/12/2011	192,967	$0.025	Sale

Vision Capital Advantage Fund, L.P.

Transaction Date	Number of Shares	Price per Share	Type of Transaction
6/7/2011	34,220	$0.0247 (*)	Sale
6/8/2011	8,897	$0.0247 (†)	Sale
7/12/2011	57,033	$0.025	Sale

(*) Price represents the weighted average price with respect to shares purchased on this date. This transaction was executed in multiple trades ranging from $0.023 to $0.025. The Reporting Persons hereby undertake to provide upon request by the SEC, the issuer, or any security holder of the issuer, full information regarding the number of shares purchased at each separate price.

(†) Price represents the weighted average price with respect to shares purchased on this date. This transaction was executed in multiple trades ranging from $0.024 to $0.026. The Reporting Persons hereby undertake to provide upon request by the SEC, the issuer, or any security holder of the issuer, full information regarding the number of shares purchased at each separate price

Page 7 of 9 pages

(d)   Not applicable.

(e)   Not applicable.

Page 8 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2011

ADAM BENOWITZ VISION CAPITAL ADVISORS, LLC VISION OPPORTUNITY MASTER FUND, LTD. VISION CAPITAL ADVANTAGE FUND, L.P. VCAF GP, LLC

By:	/s/ Adam Benowitz
Adam Benowitz, for himself, as Managing Member of the Investment Manager, as a Director of the Master Fund, and as authorized signatory of the General Partner (for itself and VCAF)

Page 9 of 9 pages